

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2021

David Fischer
General Counsel
SPI Energy Co., Ltd.
#1128, 11/F, No. 52 Hung To Road
Kwun Tong
Kowloon
Hong Kong S.A.R.

> **Re: SPI Energy Co., Ltd.**
> **Form F-3 Filed February 18, 2021**
> **File No. 333-253233**

Dear Mr. Fischer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gordon at 202-551-3866 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing